12014372

...NGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

MAR 14 2012

Washington, DC
123

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/10 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fieldpoint Private Securities, LLC
Formerly Known as Nutmeg Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

257 Riverside Avenue
(No. and Street)

Westport, (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gennaro Fulvio 212-490-3113
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One Church Street (Address) New Haven (City) CT (State) 06510 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Gennaro Fulvio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Fieldpoint Private Securities, LLC** (Formerly Known as Nutmeg Securities, LLC) as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

FINOP

Title

Viktoriya Tekmyster

Notary Public

VIKTORIYA TEKMYSTER
Notary Public, State of New York
No. 01TE6063786
Qualified in New York County
Commission Expires Sept. 10, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover.)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIELDPOINT PRIVATE SECURITIES, LLC

Formerly Known as Nutmeg Securities, LLC

FINANCIAL REPORT
December 31, 2011

"This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document."

CONTENTS

INDEPENDENT AUDITOR'S REPORT 1

FINANCIAL STATEMENTS

Statement of financial condition 2

Notes to statement of financial condition 3-6

McGladrey

McGladrey & Pullen, LLP

INDEPENDENT AUDITOR'S REPORT

To the Member
Fieldpoint Private Securities, LLC
Westport, Connecticut

We have audited the accompanying statement of financial condition of Fieldpoint Private Securities, LLC (Formerly Known as Nutmeg Securities, LLC) (the "Company") as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fieldpoint Private Securities, LLC (Formerly Known as Nutmeg Securities, LLC) as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New Haven, Connecticut
March 12, 2012

FIELDPOINT PRIVATE SECURITIES, LLC
(Formerly Known as Nutmeg Securities, LLC)

STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS	
Cash and cash equivalents	$ 29,065
Restricted cash	20,813
Deposit with clearing broker	100,175
Receivable from clearing broker	118,266
Equipment, furniture and software, net of accumulated depreciation and amortization of $4,353 (Note 2)	21,381
Other assets	33,901
Total assets	$ 323,601
LIABILITIES AND MEMBERS' CAPITAL	
Liabilities	
Commissions payable	$ 99,780
Accounts payable and accrued expenses	40,012
	139,792
Commitments and Contingencies (Notes 4 and 6)	
Members' Capital (Note 8)	183,809
Total liabilities and members' capital	$ 323,601

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business

Fieldpoint Private Securities, LLC (Formerly Known as Nutmeg Securities, LLC) (the "Company") is a registered broker-dealer and investment advisor with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and is also subject to oversight by the Securities and Business Investment Division of the Department of Banking of the State of Connecticut. The Company is approved to conduct business on the NASDAQ QMX BX, Chicago Stock Exchange, NASDAQ Stock Market, BATS Exchange Inc., and NYSE ARCA Inc. The Company provides brokerage services to the general public as well as to financial institutions as an introducing broker on a fully disclosed basis and provides annuity and insurance products of certain insurance carriers as an insurance agency through independent brokers.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

In June 2011, the Company was purchased by Fieldpoint Private Bank and Trust Company (the "Bank") and the Bank became a single member LLC. In January, 2012, Nutmeg Securities, LLC changed its name to Fieldpoint Private Securities, LLC. During 2011 the Company changed its fiscal year end for financial reporting purposes from September 30, to December 31, to conform with the year end of its single member, the Bank.

Significant accounting policies

A description of significant accounting policies follows:

Basis of financial statement presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of reporting cash flows, the Company considers short-term investments with maturities of less than 90 days to be cash equivalents. The Company considers amounts held in money market accounts at banks to be cash equivalents.

Restricted cash

Restricted cash, which was established in connection with the acquisition of the Company by the Bank, represents amounts held by the Company to provide for future legal costs, claims and potential liabilities relating to a pre-acquisition claim against a former employee of the Company.

Deposit with clearing broker

Deposit with clearing broker consists of a good faith deposit maintained by the Company with its clearing broker.

Equipment, furniture and software

Equipment, furniture and software are stated at cost net of accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the estimated useful lives of the related assets, which range from three to five years.

Income taxes

The Company is treated as a disregarded entity for federal and state income tax purposes and, therefore, does not record a provision for income taxes. Accordingly, the member reports its share of the Company's income or loss on its income tax returns. The Company's year-end for tax purposes is December 31.

In accordance with GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions. Generally the Company is no longer subject to income tax examinations by major taxing authorities for years before 2007. In accordance with GAAP, any tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces members' capital. This policy has been applied to all existing tax positions upon the Company's initial adoption for the period ended September 30, 2010 (the Company's prior fiscal year end). Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, ongoing analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended December 31, 2011.

The Company may be subject to potential examination by U.S. federal, U.S. states or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Note 2. Equipment, Furniture and Software

At December 31, 2011, equipment, furniture and software consisted of the following:

Equipment and software	$	20,296
Leasehold improvements		5,438
		25,734
Less accumulated depreciation		(4,353)
Total	$	21,381

Note 3. Related Party Transactions

At December 31, 2011, the Company recorded a receivable in the amount of $9,412 for certain expenses which were paid for by the Company and not yet reimbursed by the Bank. This receivable is included in other assets in the Statement of Financial Condition.

At December 31, 2011, the Company had cash on deposit with the Bank totaling $46,661, of which $20,813 represents restricted cash reserved for a pre-acquisition claim against a former employee of the Company.

During the period from October 1, 2010 through December 31, 2011, the Company recognized capital contributions totaling $45,315, relating to certain expenses incurred and recognized by the Company which were paid by the Bank, for which the related liability was forgiven by the Bank.

Note 4. Commitments and Contingencies

Leases

The Company has entered into a sublease with a former related party (see Note 3), which contains provisions for rent escalations based on increases in certain costs incurred. Aggregate future rental payments as approximately as follows:

Year Ending September 30,		Amount
2012	$	33,000
2013		41,000
2014		4,000
	$	78,000

Note 5. Exemption From Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Note 6. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer, by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

Note 7. Subsequent Events

The Company has evaluated events or transactions that occurred after December 31, 2011 and through the time the financial statements were issued on March 12, 2012 for potential recognition or disclosure in the financial statements.

Note 8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum level of net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company calculates net capital under Rule 15c3-1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital (as defined) of approximately $126,974, which was in excess of its required net capital of approximately $100,000. The Company's net capital ratio at December 31, 2011, was 1.10 to 1.